FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13-z-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2002

Consolidated Trillion Resources Ltd.
900 – 475 Howe Street
Vancouver, B.C.
Canada V6B 2C3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F: [✓] Form 40-F: [ ]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [✓]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________

CONSOLIDATED
TRILLION RESOURCES LTD.

Consolidated Financial Statements
March 31, 2002
(unaudited)

#900 – 475 Howe Street, Vancouver, British Columbia, Canada, V6C 2B3
Tel: (604) 669-4777 •Fax: (604) 696-0212 • E-mail: trillion@trillionresources.com

CONSOLIDATED
TRILLION RESOURCES LTD.
#900 – 475 Howe Street, Vancouver, British Columbia, CANADA, V6C 2B3
Phone: (604) 669-4777 • Fax: (604) 696-0212 • Web Site: www.trillionresources.com

QUARTERLY FINANCIAL STATEMENTS
March 31, 2002 (Unaudited)

President's Report

Trillion continues to review opportunities in the mining sector and related areas. Our drilling company had a difficult third quarter, with contracts in Zimbabwe being difficult to obtain. However it has recently obtained a significant contract with others under negotiation.

The company continues to maintain a strong treasury position, particularly in light of current market conditions and is actively seeking other business opportunities to enhance shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS
CONSOLIDATED TRILLION RESOURCES LTD.

President and CEO

May 13, 2002

CONSOLIDATED TRILLION RESOURCES LTD.

Consolidated Balance Sheets

(unaudited)

	March 31 2002 $	June 30 2001 $
	[$000's - Cdn.]	
ASSETS		
Current		
Cash and cash equivalents	**3022**	3,126
Accounts receivable	**52**	321
Inventory	**175**	—
Total current assets	**3,249**	3,447
Investments	**79**	79
Mineral exploration and development costs	**12**	—
Capital assets	**20**	—
	3,360	3,526
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	**133**	229
Total current liabilities	**133**	229
Shareholders' equity		
Share capital	**55,694**	55,694
Deficit	**(52,467)**	(52,397)
Total shareholders' equity	**3,227**	3,297
	3,360	3,526

See accompanying notes

CONSOLIDATED TRILLION RESOURCES LTD.

Consolidated Statements of Operations and Deficit

(unaudited)

	Three months ended March 31		Nine months ended March 31	
	2002	2001	2002	2001
		$	$	$
	[$000's - Cdn. - except per common share amounts]			
REVENUE				
Drilling revenue	**6**	130	**657**	155
Interest and other	**22**	40	**102**	109
Management fees	—	(11)	—	18
Gain on sale of investments	—	(14)	—	3,699
	28	145	**759**	3,981
COSTS AND EXPENSES				
Exploration and development	**1**	—	**4**	—
Drilling [excluding amortization]	**88**	151	**616**	230
Amortization of capital assets	**13**	9	**38**	44
General and administrative	**73**	157	**346**	322
Exchange (gain) loss	**3**	(253)	**(174)**	(158)
(Gain) Loss on sale of investments and capital assets	—	(1)	**(1)**	18
	178	63	**829**	456
Net income (loss) for the period	**(150)**	82	**(70)**	3,525
Deficit, beginning of period	**(52,317)**	(51,805)	**(52,397)**	(55,248)
Deficit, end of period	**(52,467)**	(51,723)	**(52,467)**	(51,723)
Net income (loss) per common share				
Basic	(0.02)	0.01	(0.01)	0.40
Diluted	(0.02)	0.01	(0.01)	0.40

See accompanying notes

CONSOLIDATED TRILLION RESOURCES LTD.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31		Nine months ended March 31	
	2002	2001	2001	2000
	$	$	$	$
OPERATING ACTIVITIES				
Net income (loss) for the period	**(150)**	82	**(70)**	3,525
Items not involving cash				
Amortization of capital assets	**13**	9	**38**	44
Write-down of investments, mineral properties and capital assets	—	(1)	—	18
Loss (gain) on sale of investments and capital Assets	—	14	**(1)**	(3,699)
	(137)	104	**(33)**	(113)
Changes in non-cash working capital balances relating to operation	**28**	151	**(91)**	(190)
Cash used in operating activities	**(109)**	255	**(124)**	(304)
INVESTING ACTIVITIES				
Purchase of capital assets	**11**	(49)	**(20)**	(49)
Proceeds on sale of investments and capital assets	—	—	—	3,829
Exploration and development	**(1)**	(3)	**(12)**	(3)
Cash provided by (used in) investing activities	**10**	(52)	**(32)**	3,777
Increase (decrease) in cash and cash equivalents	**(99)**	203	**(156)**	3,473
Cash and cash equivalents, beginning of period	**3,121**	3,358	**3,126**	88
Cash and cash equivalents, end of period	**3,022**	3,561	**2,970**	3,561

See accompanying notes

CONSOLIDATED TRILLION RESOURCES LTD.
Notes to Consolidated Financial Statements
March 31, 2002 and 2001
(Unedited)

1. NATURE OF OPERATIONS

The principal activities of Consolidated Trillion Resources Ltd. [the "Corporation"] are carried out in Africa and include:

[a] provision of drilling services to mining companies; and

[b] exploration and development of mineral properties directly and indirectly with other mining companies.

Generally, the operating costs of the Corporation have been financed by public offerings and private placements. The Corporation is obligated to incur minimum levels of expenditures annually to maintain its rights to continue exploration and development of certain of its mineral properties. The Corporation conducts activities in countries which have, or may impose, foreign exchange restrictions. Allowed dividend and capital repatriation levels may change as a result of political factors.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The interim financial statements are prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those in the Corporation's consolidated financial statements for the year ended June 30, 2001. The Corporation has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the Corporation's financial statements.

Certain of the prior period's comparative figures have been reclassified to conform to the presentation adopted for the current period.

Interim Financial Statements

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Corporation.

In preparing these financial statements the Corporation has adopted the requirements of the new Canadian Institute of Chartered Accountants standard concerning interim financial statements. This new standard outlines the minimum information that should be disclosed in interim financial statements. The preparation of the interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and investments in short-term money market instruments.

CORPORATE INFORMATION

Web site: www.trillionresources.com

HEAD OFFICE
900 – 475 Howe Street
Vancouver, British Columbia V6E 3X1

Tel: (604) 669-4777
Fax: (604) 696-0212
E-mail: trillion @trillionresources.com

CORPORATE OFFICE
B.D. Mine Grounds
P.O. 1340 Kwekwe,
Zimbabwe
Tel: 011 263 55 24782
Fax: 011 263 55 22470

DIRECTORS

Ronald K. Netolitzky, Chairman
Henry M. Giegerich
Patrick G. Downey
Eric Cunningham

OFFICERS

Patrick G. Downey .... President and CEO
Terese J. Gieselman .... Secretary/Treasurer

SOLICITORS

Lavery De Billy, Montreal, Quebec

AUDITORS

Ernst & Young

REGISTRAR & TRANSFER AGENT

Computershare Investor Services

Montreal, Quebec

BANK

The Bank of Montreal

Vancouver, B.C.

STOCK EXCHANGE LISTINGS
United States: OTCBB Symbol: TLNOF

SHARES
Issued & Outstanding:
8,899,512

FOR FURTHER INFORMATION PLEASE CONTACT:

Terese J. Gieselman
Tel: (604) 669-4777
Fax: (604) 696-0212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Consolidated Trillion Resources Ltd.

Date: May 24, 2002

Name: Terese J. Gieselman
Title: Secretary/Treasurer